Exhibit 99.1

June 28, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GOLD STANDARD VENTURES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 30, 2022
Record Date for Voting (if applicable) :	June 30, 2022
Beneficial Ownership Determination Date :	June 30, 2022
Meeting Date :	August 09, 2022
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	380738104	CA3807381049
US RESTRICTED CLASS	380738500	US3807385006

Sincerely,

Computershare
Agent for GOLD STANDARD VENTURES CORP.